Fiscal Year 2026 Three and Six Months Ended 30 September 2025

Exhibit 99.4

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Earnings Release, the Earnings Presentation and the Condensed Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie", the “Company”, “we”, “our”, or “us". Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures".
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measures. Management has included such measures to provide investors with an alternative method for assessing the Company's financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring expenses, acquisition and pre-close financing related costs, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the special pre-tax items (items listed above) and special tax items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures".
These documents, along with an audio webcast of the Management Presentation are available from the Investor Relations area of our website at https://ir.jameshardie.com.au/financial-information/financial-results.
Investor and Media Contact
Joe Ahlersmeyer, CFA
Vice President, Investor Relations

Telephone:	+1 773-970-1213
Email:	investors@jameshardie.com

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	1

CONSOLIDATED RESULTS

Overview
James Hardie Industries plc is a leading provider of exterior home and outdoor living solutions. On 1 July 2025, we completed the acquisition of The AZEK Company Inc. ("AZEK"), an industry-leading designer and manufacturer of low maintenance and environmentally sustainable outdoor living products, which has manufacturing and recycling facilities in the United States. The results below are based on preliminary purchase price calculations and allocations, and these estimates and assumptions are subject to change as additional information is obtained during the measurement period, which may be up to one year from the acquisition date.

Results of Operations
Q2 FY26 vs Q2 FY25

US$ Millions	Three Months Ended 30 September
	FY26	FY25	Change
Net sales	$1,292.2	$960.8	34%
Cost of goods sold	871.1	587.9	48%
Gross profit	421.1	372.9	13%
Gross margin (%)	32.6	38.8	(6.2 pts)
Selling, general and administrative expenses	250.8	149.9	67%
Research and development expenses	15.8	12.8	23%
Restructuring expenses	—	57.3	(100%)
Acquisition related expenses	130.3	—	100%
Asbestos adjustments	0.2	0.6	(67%)
Operating income	24.0	152.3	(84%)
Operating income margin (%)	1.9	15.9	(14.0 pts)
Interest, net	65.4	1.9	NM
Other income, net	(1.4)	—	100%
Income tax expense	15.8	67.0	(76%)
Net (loss) income	(55.8)	83.4	(167%)
•Net sales increased 34% primarily due to the AZEK acquisition, which accounted for US$345.1 million of the increase, along with higher net sales in Europe. This was partially offset by lower net sales in our legacy North America fiber cement business and Australia & New Zealand segment.
•Gross margin decreased 6.2 percentage points largely due to a US$47.9 million inventory step-up adjustment related to recording the acquired inventory of AZEK at fair value, which was fully recognized during the quarter, and the amortization of certain finite-lived intangible assets resulting from the AZEK acquisition of US$12.4 million. Additionally, our legacy North America fiber cement business had lower gross margin.
•Operating income margin decreased 14.0 percentage points, driven by AZEK acquisition related expenses of US$130.3 million, lower gross margin and higher SG&A expenses as a percentage of sales largely driven by the amortization of certain finite-lived intangible assets resulting from the AZEK acquisition recorded in SG&A of US$36.3 million. This decrease was partially offset by restructuring expenses of US$57.3 million in the prior year related to the closure of our Philippines manufacturing and commercial operations.
•Interest, net increased US$63.5 million driven by a higher principal balance outstanding related to our US$2.5 billion senior secured credit facilities (the "Credit Facilities") and US$1.7 billion senior secured notes (the "Notes").
•Net income decreased US$139.2 million due to lower operating income and higher interest expense attributable to the factors described above, partially offset by lower income tax expense.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	2

CONSOLIDATED RESULTS

Six Months FY26 vs Six Months FY25

US$ Millions	Six Months Ended 30 September 2025
	FY26	FY25	Change
Net sales	$2,192.1	$1,952.7	12%
Cost of goods sold	1,434.1	1,182.9	21%
Gross profit	758.0	769.8	(2%)
Gross margin (%)	34.6	39.4	(4.8 pts)
Selling, general and administrative expenses	406.9	299.7	36%
Research and development expenses	27.9	24.6	13%
Restructuring expenses	—	57.3	(100%)
Acquisition related expenses	159.7	—	100%
Asbestos adjustments	0.9	0.5	80%
Operating income	162.6	387.7	(58%)
Operating income margin (%)	7.4	19.9	(12.5 pts)
Interest, net	103.2	3.6	NM
Other expense (income), net	9.7	(0.2)	NM
Income tax expense	42.9	145.6	(71%)
Net income	6.8	238.7	(97%)

•Net sales increased 12% primarily due to the AZEK acquisition, which contributed net sales of US$345.1 million, as well as higher net sales in Europe. This was partially offset by lower net sales in our legacy North America fiber cement business and Australia & New Zealand segment.
•Gross margin decreased 4.8 percentage points mainly driven by the inventory step up adjustment and amortization of certain finite-lived intangible assets in the second quarter as mentioned above, as well as lower gross margin in the legacy North America fiber cement business.
•Operating income margin decreased 12.5 percentage points to 7.4%, driven by AZEK acquisition related expenses of US$159.7 million, lower gross margin and higher SG&A expenses as a percentage of sales largely driven by the amortization of certain finite-lived intangible assets in the second quarter as mentioned above. This decrease was partially offset by restructuring expenses of US$57.3 million in the prior year.
•Interest, net increased US$99.6 million driven by a higher principal balance outstanding related to our new Credit Facilities and Notes, and pre-close financing and interest costs of US$34.9 million.
•Net income decreased US$231.9 million due to lower operating income and higher interest expense attributable to the factors described above, as well as a US$11.6 million non-cash loss on our interest rate swap incurred in the first quarter of fiscal year 2026. This was partially offset by lower income tax expense.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	3

OPERATING RESULTS

Segment Operating Results
As a result of completing the AZEK acquisition on 1 July 2025, beginning with the second quarter of FY26, we report our results in four reportable segments:
•Siding & Trim - consisting of the legacy North America Fiber Cement segment and the acquired Exteriors business from AZEK.
•Deck, Rail & Accessories - consisting of AZEK's Deck, Rail & Accessories business.
•Australia & New Zealand - consisting of the legacy Asia Pacific Fiber Cement segment. This segment includes fiber cement products manufactured in Australia and sold in Australia and New Zealand.
•Europe - consisting of the legacy Europe Building Products segment. The Europe segment includes fiber gypsum products and cement bonded boards manufactured in Europe, and fiber cement products manufactured in the United States that are sold in Europe.

Siding & Trim Segment
Operating results for the Siding & Trim segment were as follows:

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	Change	FY26	FY25	Change
Net sales	$766.0	$695.8	10%	$1,407.8	$1,425.1	(1%)
Cost of goods sold	499.7	419.8	19%	901.0	845.7	7%
Gross profit	266.3	276.0	(4%)	506.8	579.4	(13%)
Gross margin (%)	34.8	39.7	(4.9 pts)	36.0	40.7	(4.7 pts)
Selling, general and administrative expenses	100.6	71.1	41%	176.6	144.9	22%
Research and development expenses	10.9	3.0	263%	13.2	5.3	149%
Acquisition related expenses	3.8	—	100%	4.8	—	100%
Operating income	151.0	201.9	(25%)	312.2	429.2	(27%)
Operating income margin (%)	19.7	29.0	(9.3 pts)	22.2	30.1	(7.9 pts)
Adjusted operating income[1]	176.8	201.9	(12%)	339.0	429.2	(21%)
Adjusted operating income margin (%)[1]	23.1	29.0	(5.9 pts)	24.1	30.1	(6.0 pts)

[1] See section titled "Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure
Q2 FY26 vs Q2 FY25
Net sales increased 10% driven by sales of US$89.3 million associated with the newly acquired AZEK Exteriors business, which were 5% higher than AZEK's net sales for the quarter ended 30 September 2024 prior to the acquisition. Net sales in our legacy North America fiber cement business decreased 3% primarily due to market weakness and product mix, partially offset by higher price primarily resulting from our annual price increase.
Gross margin decreased 4.9 percentage points driven by our legacy North America fiber cement business which had unfavorable production cost absorption, product mix, and higher pulp and other raw material costs, partially offset by higher sales price and improved plant performance. In addition, gross margin was unfavorably impacted by a US$11.2 million inventory step-up adjustment related to recording the acquired inventory of AZEK at fair value, which was fully recognized during the quarter, as well as the amortization of certain finite-lived intangible assets resulting from the AZEK acquisition of US$1.6 million.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	4

OPERATING RESULTS

SG&A expenses increased 41%, and as a percentage of sales, SG&A increased 2.9 percentage points. This increase was partially driven by AZEK, including the amortization of certain intangible assets resulting from the AZEK acquisition of US$9.2 million. In addition, SG&A expenses increased due to investments in our sales and marketing teams.
R&D expenses increased US$7.9 million primarily due to the allocation of R&D costs which were not allocated to our segments prior to the second quarter of fiscal year 2026.
Operating income margin decreased 9.3 percentage points to 19.7%, primarily driven by lower gross margin and higher SG&A and R&D expenses.

Six Months FY26 vs Six Months FY25

Net sales decreased 1% driven by lower net sales of 8% in our legacy North America fiber cement business, offset by sales associated with the newly acquired AZEK business. Legacy North America fiber cement sales declined primarily due to market weakness and product mix, partially offset by higher price primarily resulting from our annual price increase.

Gross margin decreased 4.7 percentage points driven by unfavorable production cost absorption, product mix and higher pulp and other raw material costs, partially offset by higher sales price. In addition, gross margin was unfavorably impacted by the inventory step-up adjustment and the amortization of certain finite-lived intangible assets resulting from the AZEK acquisition as described above.
SG&A expenses increased 22%, and as a percentage of sales, SG&A expenses increased 2.3 percentage points. This increase was partially driven by AZEK, including the amortization of certain finite-lived intangible assets resulting from the AZEK acquisition as described above. In addition, SG&A expenses increased due to investments in our sales and marketing teams.
R&D expenses increased US$7.9 million primarily due to the allocation of R&D costs which were not allocated to our segments prior to the second quarter of fiscal year 2026.
Operating income margin decreased 7.9 percentage points to 22.2%, primarily driven by lower gross margin and higher SG&A and R&D expenses.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	5

OPERATING RESULTS

b

Deck, Rail & Accessories Segment

Operating results for the Deck, Rail & Accessories segment were as follows:

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY26	FY26
Net sales	$255.8	$255.8
Cost of goods sold	200.0	200.0
Gross profit	55.8	55.8
Gross margin (%)	21.8	21.8
Selling, general and administrative expenses	65.2	65.2
Research and development expenses	2.5	2.5
Operating loss	(11.9)	(11.9)
Operating loss margin (%)	(4.7)	(4.7)
Adjusted operating income[1]	62.7	62.7
Adjusted operating income margin (%)[1]	24.5	24.5

[1] See section titled "Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure

Net sales of US$255.8 million were 6% higher than AZEK's net sales for the quarter ended 30 September 2024 prior to the acquisition.
Gross margin of 21.8% includes a US$36.7 million inventory step-up adjustment related to recording the acquired inventory of AZEK at fair value, which was fully recognized during the quarter, as well as the amortization of certain finite-lived intangible assets resulting from the AZEK acquisition of US$10.8 million.
SG&A expenses of US$65.2 million includes the amortization of certain finite-lived intangible assets resulting from the AZEK acquisition of US$27.1 million.
The operating loss of US$11.9 million includes the inventory step-up adjustment, as well as the amortization of certain finite-lived intangible assets resulting from the AZEK acquisition of US$37.9 million.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	6

OPERATING RESULTS

Australia & New Zealand Segment
Operating results for the Australia & New Zealand segment in US dollars were as follows. In fiscal year 2025, this segment also included the Philippines which ceased manufacturing operations in August 2024, with commercial operations largely wound down by the end of September 2024.

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	Change	FY26	FY25	Change
Net sales	$132.9	$148.4	(10%)	$254.5	$283.7	(10%)
Cost of goods sold	76.3	84.7	(10%)	145.6	164.5	(11%)
Gross profit	56.6	63.7	(11%)	108.9	119.2	(9%)
Gross margin (%)	42.6	43.0	(0.4 pts)	42.8	42.0	0.8 pts
Selling, general and administrative expenses	17.1	14.1	21%	31.3	28.1	11%
Restructuring expenses	—	57.3	(100%)	—	57.3	(100%)
Research and development expenses	1.5	0.3	400%	1.8	0.6	200%
Operating income (loss)	38.0	(8.0)	575%	75.8	33.2	128%
Operating income (loss) margin (%)	28.6	(5.0)	33.6 pts	29.8	12.1	17.7 pts
Adjusted operating income[1]	38.0	49.3	(23%)	75.8	90.5	(16%)
Adjusted operating income margin (%)[1]	28.6	33.3	(4.7 pts)	29.8	31.9	(2.1 pts)

[1] See section titled "Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure
Operating results for the Australia & New Zealand segment in Australian dollars were as follows:

A$ Millions	Three and Six Months Ended 30 September
	Q2 FY26		Q2 FY25		Change	FY26		FY25		Change
Net sales	A$	203.2	A$	221.5	(8%)	A$	392.7	A$	426.8	(8%)
Cost of goods sold	116.7		126.3		(8%)	224.7		247.5		(9%)
Gross profit	86.5		95.2		(9%)	168.0		179.3		(6%)
Gross margin (%)	42.6		43.0		(0.4 pts)	42.8		42.0		0.8 pts
Selling, general and administrative expenses	26.2		21.0		25%	48.3		42.2		14%
Restructuring expenses	—		84.7		(100%)	—		84.7		(100%)
Research and development expenses	2.2		0.5		340%	2.7		0.9		200%
Operating income (loss)	58.1		(11.0)		628%	117.0		51.5		127%
Operating income (loss) margin (%)	28.6		(5.0)		33.6 pts	29.8		12.1		17.7 pts
Adjusted operating income[1]	58.1		73.7		(21%)	117.0		136.2		(14%)
Adjusted operating income margin (%)[1]	28.6		33.3		(4.7 pts)	29.8		31.9		(2.1 pts)

[1] See section titled "Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	7

OPERATING RESULTS

Q2 FY26 vs Q2 FY25 (A$)
Net sales decreased 8%, driven by lower volumes of 20%, partially offset by higher price. The decline in volumes and higher price were primarily attributable to the closure of our Philippines manufacturing and commercial operations. Net sales in Q2 FY25 from the Philippines were A$15.0 million.
Gross margin decreased 0.4 percentage points primarily due to unfavorable production cost absorption, partially offset by higher price and geographic mix.
SG&A expenses increased 25% primarily due to recording a lease exit cost and higher employee costs. As a percentage of sales, SG&A expenses increased 3.4 percentage points.
R&D expenses increased A$1.7 million primarily due to the allocation of R&D costs which were previously unallocated to our segments prior to the second quarter of fiscal year 2026.
Higher operating income margin resulted primarily from the absence of restructuring expenses in the current quarter, partially offset by lower gross margin and higher SG&A and R&D expenses. Prior year included restructuring expenses of A$84.7 million related to the closure of our Philippines manufacturing and commercial operations.

Six Months FY26 vs Six Months FY25 (A$)

Net sales decreased 8%, driven by lower volumes of 23%, partially offset by a higher price. The decline in volumes and higher price were primarily attributable to the closure of our Philippines manufacturing and commercial operations. Net sales from the Philippines for the six months ended September 2024 was A$37.9 million.
Gross margin increased 0.8 percentage points primarily due to a higher price and geographic mix, partially offset by unfavorable plant performance.
SG&A expenses increased 14% primarily due to recording a lease exit cost, as well as higher marketing and employee costs, partially offset by the closure of our Philippines operations. As a percentage of sales, SG&A expenses increased 2.4 percentage points.
Higher operating income margin resulted primarily from the absence of restructuring expenses in the current year and higher gross margin, partially offset by higher SG&A and R&D expenses.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	8

OPERATING RESULTS

Europe Segment
Operating results for the Europe segment in US dollars were as follows:

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	Change	FY26	FY25	Change
Net sales	$137.5	$116.6	18%	$274.0	$243.9	12%
Cost of goods sold	95.1	83.4	14%	187.5	172.7	9%
Gross profit	42.4	33.2	28%	86.5	71.2	21%
Gross margin (%)	30.8	28.4	2.4 pts	31.6	29.2	2.4 pts
Selling, general and administrative expenses	27.8	23.5	18%	56.0	49.0	14%
Research and development expenses	0.9	0.8	13%	1.7	1.1	55%
Operating income	13.7	8.9	54%	28.8	21.1	36%
Operating income margin (%)	10.0	7.5	2.5 pts	10.5	8.6	1.9 pts

Operating results for the Europe segment in Euros were as follows:

€ Millions	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	Change	FY26	FY25	Change
Net sales	€117.7	€106.1	11%	€238.0	€224.3	6%
Cost of goods sold	81.4	76.0	7%	162.8	158.9	2%
Gross profit	36.3	30.1	21%	75.2	65.4	15%
Gross margin (%)	30.8	28.4	2.4 pts	31.6	29.2	2.4 pts
Selling, general and administrative expenses	23.8	21.4	11%	48.7	45.0	8%
Research and development expenses	0.8	0.7	14%	1.5	1.0	50%
Operating income	11.7	8.0	46%	25.0	19.4	29%
Operating income margin (%)	10.0	7.5	2.5 pts	10.5	8.6	1.9 pts

Q2 FY26 vs Q2 FY25 (€)
Net sales increased 11% driven by higher fiber gypsum volume, partially offset by lower fiber cement volume. Price was flat due to product mix.
Gross margin increased 2.4 percentage points primarily due to lower freight and paper costs, and favorable plant performance, partially offset by higher energy costs.
SG&A expenses increased 11% due to higher labor costs and marketing spend. As a percentage of sales, SG&A expenses were flat compared to the prior corresponding period.
Operating income margin of 10.0% increased 2.5 percentage points primarily driven by higher gross margin.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	9

OPERATING RESULTS

Six Months FY26 vs Six Months FY25 (€)
Net sales increased 6% due a 5% increase in volume, driven by higher fiber gypsum volume, and higher price driven by our June 2024 and January 2025 price increases.
Gross margin increased 2.4 percentage points primarily due to higher price and lower freight and paper costs, partially offset by higher energy costs.
SG&A expenses increased 8% driven by higher labor costs and marketing spend. As a percentage of sales, SG&A expenses increased 0.3 percentage points.
Operating income margin of 10.5% increased 1.9 percentage points primarily driven by higher gross margin, partially offset by higher SG&A expenses.

General Corporate and Unallocated R&D costs

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	Change %	FY26	FY25	Change %
General Corporate and Unallocated R&D costs	$166.8	$50.5	230	$242.3	$95.8	153
Excluding:
Acquisition related expenses	(126.5)	—	100	(154.9)	—	100
Asbestos related expenses and adjustments	(0.9)	(1.4)	(36)	(1.9)	(2.0)	(5)
Adjusted General Corporate and Unallocated R&D costs	$39.4	$49.1	(20)	$85.5	$93.8	(9)
General Corporate and Unallocated R&D costs for the three and six month periods of US$166.8 million and US$242.3 million, respectively, includes acquisition related expenses of US$126.5 million and US$154.9 million, respectively. These costs primarily relate to professional service fees, severance and retention costs and the acceleration of certain stock awards associated with the AZEK acquisition.
For the three month period, Adjusted General Corporate and Unallocated R&D costs decreased US$9.7 million mainly due to the allocation of previously unallocated R&D costs to our segments beginning 1 July 2025. In addition, lower legacy Corporate costs, driven mainly by lower stock compensation expense and employee costs, were offset by AZEK expenses related to stock compensation expense, employee costs and professional fees.
For the six month period, Adjusted General Corporate and Unallocated R&D costs decreased US$8.3 million mainly due to the allocation of R&D costs noted above. In addition, lower legacy Corporate costs, driven mainly by lower employee costs and stock compensation expense, were offset by AZEK expenses noted above.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	10

OPERATING RESULTS

Income Tax

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	Change	FY26	FY25	Change
Income tax expense	$15.8	$67.0	(76%)	$42.9	$145.6	(71%)
Effective tax rate (%)	(39.5)	44.5	(84.0 pts)	86.3	37.9	48.4 pts

Adjusted income tax expense[1]	$31.4	$49.3	(36%)	$68.5	$103.2	(34%)
Adjusted effective tax rate[1] (%)	16.9	23.9	(7.0 pts)	19.6	23.6	(4.0 pts)

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and discrete items relating to the AZEK acquisition, and US$18.2 million in respect of the ATO settlement agreement. See section titled "Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure.

The effective tax rate decreased 84.0 percentage points for the three month period and increased 48.4 percentage points for the six month period, primarily due to a reduction in net income compared to the previous corresponding period and the discrete item relating to ATO settlement agreement recognized in the current quarter.
The adjusted effective tax rate decreased 7.0 percentage points and 4.0 percentage points for the three and six month periods, respectively, primarily due to a change in geographical mix of taxable earnings, including the effects of the increase in debt in our US subsidiaries.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	11

OTHER INFORMATION

Cash Flow

US$ Millions	Six Months Ended 30 September
	FY26	FY25	Change	Change %
Net cash provided by operating activities	$254.3	$364.3	$(110.0)	(30)
Net cash used in investing activities	4,120.8	241.4	3,879.4	NM
Net cash provided by (used in) financing activities	3,848.6	(156.5)	4,005.1	NM
Significant sources and uses of cash during fiscal year 2026 include:
•Cash provided by operating activities:
◦Net income, adjusted for non-cash items, of US$317.5 million
◦Working capital decreased, excluding the assets and liabilities acquired on the AZEK acquisition date, increasing operating cashflow by US$42.1 million, primarily due to lower accounts receivable in North America resulting from lower net sales, partially offset by higher inventories in North America
◦Asbestos claims and handling costs paid of US$61.0 million
•Cash used in investing activities:
◦Cash consideration for AZEK acquisition of US$3,919.8 million (net of cash acquired)
◦Capital expenditures of US$195.9 million, including global capacity expansion project spend of US$52.4 million
•Cash provided by financing activities:
◦Proceeds from our Term Facilities of US$2.5 billion and our Notes of US$1.7 billion. These proceeds were used to complete the AZEK acquisition.
◦Repayments of US$301.6 million on our term loans
◦Debt issuance costs paid of US$42.0 million

Capacity Expansion

Our capacity expansion program is guided by our expectation for sustainable long-term profitable share gain. We continue to monitor macro-economic conditions and the impacts on the housing markets we do business in to ensure the program is aligned with our global strategy.

For fiscal year 2026, we estimate total Capital Expenditures will be approximately US$400 million, which includes AZEK investments of approximately US$75 million, supporting AZEK Exteriors capacity expansion, recycling expansion and new product initiatives.

In fiscal year 2026 we plan to:

•Complete construction of our ColorPlus® finishing capacity at Prattville, Alabama
•Complete construction of our brownfield expansion of our fiber gypsum facility in Orejo, Spain
•Continue planning of our brownfield facility at Cleburne, Texas and greenfield facility at Crystal City, Missouri

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	12

OTHER INFORMATION

Liquidity

At 30 September 2025, we had US$566.7 million in cash and cash equivalents, a decrease of US$4.0 million from 31 March 2025. We also have US$992.3 million of available borrowing capacity under our revolving credit facility at 30 September 2025.
Our gross debt balance increased from US$1,124.0 million at 31 March 2025 to US$5,058.3 million at 30 September 2025, primarily driven by our new Notes of US$1.7 billion and new Term Facilities of US$2.5 billion, partially offset by the paydown of our term loan of US$290.6 million. Our net debt balance was US$4,491.6 million at 30 September 2025.

During fiscal year 2026, we will contribute A$193.6 million to AICF, excluding interest, in quarterly installments. The first two payments of A$48.4 million were made 1 July 2025 and 1 October 2025.
Based on our existing cash balances, together with anticipated operating cash flows and unutilized credit facilities, we anticipate we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

Capital Allocation

Our Capital Allocation framework prioritizes the use of free cash flow as follows:
•Invest in organic growth
•Reduce balance sheet leverage in line with our stated commitments
•Return capital to shareholders
•Evaluate tuck-in opportunities to bolster capabilities in railing & recycling

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	13

NON-GAAP FINANCIAL TERMS

Non GAAP Financial Terms
This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•	Adjusted operating income and adjusted operating income margin	•	Adjusted General Corporate and Unallocated R&D costs
•	Siding & Trim Segment Adjusted operating income and adjusted operating income margin	•	Adjusted net income and Adjusted diluted earnings per share
•	Deck, Rail & Accessories Segment Adjusted operating income and adjusted operating income margin	•	Adjusted income before income taxes, Adjusted income tax expense and Adjusted effective tax rate
•	Australia & New Zealand Segment Adjusted operating income and adjusted operating income margin	•	Net debt
These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Definitions
AICF – Asbestos Injuries Compensation Fund Ltd
NM – Not meaningful
Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	14

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

Adjusted operating income and Adjusted operating income margin

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	FY26	FY25
Operating income	$24.0	$152.3	$162.6	$387.7
Asbestos related expenses and adjustments	0.9	1.4	1.9	2.0
Restructuring expenses	—	57.3	—	57.3
Acquisition related expenses	130.3	—	159.7	—
Inventory fair value adjustment	47.9	—	47.9	—
Amortization of intangible assets resulting from AZEK acquisition	48.7	—	48.7	$—
Adjusted operating income	$251.8	$211.0	$420.8	$447.0

	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	FY26	FY25
Operating income margin	1.9%	15.9%	7.4%	19.9%
Asbestos related expenses and adjustments	0.1%	0.1%	0.1%	0.1%
Restructuring expenses	—%	6.0%	—%	2.9%
Acquisition related expenses	10.0%	—%	7.3%	—%
Inventory fair value adjustment	3.7%	—%	2.2%	—%
Amortization of intangible assets resulting from AZEK acquisition	3.8%	—%	2.2%	—%
Adjusted operating income margin	19.5%	22.0%	19.2%	22.9%

Siding & Trim Segment Adjusted operating income and Adjusted operating income margin

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	FY26	FY25
Siding & Trim Segment operating income	$151.0	$201.9	$312.2	$429.2
Acquisition related expenses	3.8	—	4.8	—
Inventory fair value adjustment	11.2	—	11.2	—
Amortization of intangible assets resulting from AZEK acquisition	10.8	—	10.8	—
Siding & Trim Segment Adjusted operating income	$176.8	$201.9	$339.0	$429.2

	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	FY26	FY25
Siding & Trim Segment operating income margin	19.7%	29.0%	22.2%	30.1%
Acquisition related expenses	0.5%	—%	0.3%	—%
Inventory fair value adjustment	1.5%	—%	0.8%	—%
Amortization of intangible assets resulting from AZEK acquisition	1.4%	—%	0.8%	—%
Siding & Trim Segment Adjusted operating income margin	23.1%	29.0%	24.1%	30.1%

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	15

NON-GAAP FINANCIAL MEASURES

Deck, Rail & Accessories Segment Adjusted operating income and Adjusted operating income margin

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY26	FY26
Deck, Rail & Accessories Segment operating income	$(11.9)	$(11.9)
Inventory fair value adjustment	36.7	36.7
Amortization of intangible assets resulting from AZEK acquisition	37.9	37.9
Deck, Rail & Accessories Segment Adjusted operating income	$62.7	$62.7

	Three and Six Months Ended 30 September
	Q2 FY26	FY26
Deck, Rail & Accessories Segment operating income margin	(4.7)%	(4.7)%
Inventory fair value adjustment	14.4%	14.4%
Amortization of intangible assets resulting from AZEK acquisition	14.8%	14.8%
Deck, Rail & Accessories Segment Adjusted operating income margin	24.5%	24.5%

Australia & New Zealand Segment Adjusted operating income and Adjusted operating income margin

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	FY26	FY25
Australia & New Zealand Segment operating income	$38.0	$(8.0)	$75.8	$33.2
Restructuring expenses	—	57.3	—	57.3
Australia & New Zealand Segment Adjusted operating income	$38.0	$49.3	$75.8	$90.5

	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	FY26	FY25
Australia & New Zealand Segment operating income margin	28.6%	(5.0)%	29.8%	12.1%
Restructuring expenses	—%	38.3%	—%	19.8%
Australia & New Zealand Segment Adjusted operating income margin	28.6%	33.3%	29.8%	31.9%

Adjusted General Corporate and Unallocated R&D Costs

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	FY26	FY25
General Corporate and Unallocated R&D costs	$166.8	$50.5	$242.3	$95.8
Acquisition related expenses	(126.5)	—	(154.9)	—
Asbestos related expenses and adjustments	(0.9)	(1.4)	(1.9)	(2.0)
Adjusted General Corporate and Unallocated R&D costs	$39.4	$49.1	$85.5	$93.8

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	16

NON-GAAP FINANCIAL MEASURES

Adjusted net income and Adjusted diluted earnings per share

US$ Millions, except per share amounts	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	FY26	FY25
Net (loss) income	$(55.8)	$83.4	$6.8	$238.7
Asbestos related expenses and adjustments	0.9	1.4	1.9	2.0
AICF interest income	(2.4)	(2.8)	(5.0)	(5.8)
Restructuring expenses	—	57.3	—	57.3
Pre-close financing costs[1]	—	—	46.5	—
Acquisition related expenses	130.3	—	159.7	—
Inventory fair value adjustment	47.9	—	47.9	—
Amortization of intangible assets resulting from AZEK acquisition	48.7	—	48.7	—
Tax adjustments[2]	(15.6)	17.7	(25.6)	42.4
Adjusted net income	$154.0	$157.0	$280.9	$334.6

	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	FY26	FY25
Net (loss) income per common share - diluted	$(0.10)	$0.19	$0.01	$0.55
Asbestos related expenses and adjustments	—	—	—	—
AICF interest income	—	(0.01)	(0.01)	(0.01)
Restructuring expenses	—	0.14	—	0.13
Pre-close financing costs[1]	—	—	0.09	—
Acquisition related expenses	0.23	—	0.32	—
Inventory fair value adjustment	0.08	—	0.09	—
Amortization of intangible assets resulting from AZEK acquisition	0.08	—	0.10	—
Tax adjustments[2]	(0.03)	0.04	(0.05)	0.10
Adjusted diluted earnings per share[3]	$0.26	$0.36	$0.55	$0.77

1 Includes pre-close financing interest of US$34.9 million as well as a US$11.6 million non-cash loss on our interest rate swap incurred in the first quarter of fiscal year 2026.
2 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and discrete items relating to the AZEK acquisition, and US$18.2 million in respect of the ATO settlement agreement.

3 Weighted average common shares outstanding used in computing diluted net income per common share of 582.1 million and 432.3 million for the three months ended September 30, 2025 and 2024, respectively. Weighted average common shares outstanding used in computing diluted net income per common share of 508.6 million and 433.4 million for the six months ended September 30, 2025 and 2024, respectively.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	17

NON-GAAP FINANCIAL MEASURES

Adjusted income before income taxes, Adjusted income tax expense and Adjusted effective tax rate

US$ Millions	Three and Six Months Ended 30 September
	Q2 FY26	Q2 FY25	FY26	FY25
(Loss) Income before income taxes	$(40.0)	$150.4	$49.7	$384.3
Asbestos related expenses and adjustments	0.9	1.4	1.9	2.0
AICF interest income	(2.4)	(2.8)	(5.0)	(5.8)
Restructuring expenses	—	57.3	—	57.3
Pre-close financing costs[1]	—	—	46.5	—
Acquisition related expenses	130.3	—	159.7	—
Inventory fair value adjustment	47.9	—	47.9	—
Amortization of intangible assets resulting from AZEK acquisition	48.7	—	48.7	—
Adjusted income before income taxes	$185.4	$206.3	$349.4	$437.8

Income tax expense	15.8	67.0	42.9	145.6
Tax adjustments[2]	15.6	(17.7)	25.6	(42.4)
Adjusted income tax expense	$31.4	$49.3	$68.5	$103.2
Effective tax rate	(39.5%)	44.5%	86.3%	37.9%
Adjusted effective tax rate	16.9%	23.9%	19.6%	23.6%

[1]Includes pre-close financing interest of US$34.9 million as well as a US$11.6 million non-cash loss on our interest rate swap incurred in the first quarter of fiscal year 2026.
[2]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and discrete items relating to the AZEK acquisition, and US$18.2 million in respect of the ATO settlement agreement.

Net Debt

US$ Millions	30 September
FY26
Total principal amount of debt	$5,058.3
Cash and cash equivalents	(566.7)
Net debt	$4,491.6

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	18

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the future integration of AZEK, including its anticipated benefits;
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of our Form 20-F filed with the Securities and Exchange Commission on 20 May 2025, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; the AZEK acquisition; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 2nd Quarter Fiscal Year 2026	19